Exhibit-10.26
March 15, 2006
Hock E. Tan
373 Righters Mill Road
Gladwyne, PA 19035
Re: Employment Offer
Dear Hock:
     Avago Technologies Limited (the “Company”) is pleased to offer you the position of Chief Executive Officer. This letter (the “Agreement”) sets forth, among other things, the terms of your employment with the Company. For purposes of this Agreement, employment with the Company shall be deemed to include employment with the Company’s United States subsidiaries.
     • Duties. Your employment will commence hereunder effective as of March 31, 2006. You will be employed as the President and Chief Executive Officer, and will perform the duties customarily associated with such positions. You will report to and be a member of the Company’s Board of Directors (the “Board”) and will perform your services on a full-time basis at the Company’s headquarters in San Jose, California. You shall devote your full working time and attention to the business affairs of the Company.
     • Base Salary/Bonus. You will receive an annual base salary of $600,000 for all hours worked to be paid in accordance with the Company’s customary payroll procedures, less payroll deductions and withholdings. You will be eligible to receive a cash bonus each year based upon your and/or the Company’s attainment of certain performance objectives as determined by the Board following consultation with you. The target level for attaining 100% of your objectives will be 100% of your base salary. Based upon actual performance versus such performance objectives, your cash bonus payouts may exceed your target amount.
     • Options. You will be eligible to participate in the Equity Incentive Plan for Executive Employees of Avago Technologies Limited and Subsidiaries or any successor equity plan and will be granted an initial non-qualified option to purchase 950,000 ordinary shares of the Company. Assuming your continued employment, 450,000 of your initial option will vest 50% based on time and 50% based on the performance of the Company, in each case, over five years. The remaining 500,000 ordinary shares of the Company, assuming your continued employment, will vest 100% based on the performance of the Company over five years. You will receive an opportunity to invest $2,000,000 in the ordinary shares of the Company and will be eligible for a non-qualified option to purchase additional shares in connection with any co-investment of 3.5x the amount you choose to invest ($2,000,000). The options you receive in connection with your co-investment will vest 50% based on time and 50% based on performance, in each case, assuming your continued employment over five years.

     • Benefits. You will be eligible to participate in all of the employee benefit plans or programs the Company generally makes available to its executive employees, pursuant to the terms and conditions of such plans. You will initially be entitled to three (3) weeks of paid flexible time off.
     • Expenses. You shall be entitled to reimbursement for all ordinary and reasonable out-of-pocket business expenses which are reasonably incurred by you in furtherance of the Company’s business and in accordance with the Company’s standard policies.
     • Relocation Bonus. Consistent with Company policy, you will be entitled to a relocation benefit equal to one month of base salary, which shall be paid in a single lump sum on the first normally scheduled payroll period following your first day of employment.
     • Indemnification. You shall be entitled to enter into an indemnification agreement with the Company containing customary terms no less favorable than the terms of any such indemnification agreement between the Company and any other director. You shall be entitled to be covered under the Company’s director’s and officer’s insurance policy consistent with the coverage of other directors generally.
     • Company Policies And Confidentiality Agreement. As an employee of the Company, you will be expected to abide by all of the Company’s policies and procedures. As a condition of your employment, you agree to abide by the terms of the Company’s form of Agreement Regarding Confidential Information and Proprietary Developments.
     • Other Agreements. As a condition to your employment with the Company, you agree that your performance of your duties for the Company will not violate any agreements, obligations or understandings that you may have with any third party or prior employer. You agree not to make any unauthorized disclosure or use, on behalf of the Company, of any confidential information belonging to any of your former employers. You also represent that you are not in unauthorized possession of any materials containing a third party’s confidential and proprietary information.
     • Outside Activities. While employed by the Company, you will not engage in any business activity in competition with the Company nor make preparations to do so. With prior approval of the Board you may serve as a member of the board of directors of other companies not in competition with the Company; provided such service does not interfere with the performance of your duties hereunder. The Company expressly acknowledges and agrees that you can remain and continue your role as the non-executive Chairman of the Board of Directors of Integrated Device Technology, Inc. provided such service does not interfere with the performance of your duties under this Agreement.
     • At-will Employment. As an employee of the Company, you may terminate your employment and your service as a member of the Board at any time and for any reason whatsoever simply by notifying the Company. Similarly, the Company may terminate your employment and your service as a member of the Board at any time and for any reason whatsoever, with or without Cause or advance notice. Your at-will employment relationship with the Company cannot be changed except in writing signed by an authorized representative of the Board.
     • Severance Benefits.
   ¡ Termination By The Company Without Cause or for Good Reason, Death or Disability. If your employment by the Company is terminated by the Company without Cause (as defined below), or if you voluntarily terminate your employment for Good Reason (as defined below), and if you provide the Company with a signed customary and reasonable general release of all claims against the Company and its affiliates in a form acceptable to the Company, the Company shall provide you with continuation of your base salary for a period of twelve (12) months after your termination date at the rate in effect immediately prior to your termination of employment, less applicable withholdings and payment of an amount equal to the lesser of (a) your prior year’s bonus and (b) your prior year’s target bonus, both payable in twelve (12) substantially equal installments pursuant to the Company’s normal and customary payroll procedures; provided, however, that for your first year of employment, your prior year’s bonus and your prior year’s target bonus shall both be deemed to be your first year’s target bonus; provided further, however, that to the extent required to comply with Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), if you are deemed to be a “specified employee” for purposes of Section 409A(a)(2)(B) of the Code, you agree that the installments due to you under this paragraph in connection with a termination of your employment that would otherwise have been payable at any time during the six-month period immediately following such termination of employment shall not be paid prior to, and shall instead be payable in a lump sum as soon as practicable following, the expiration of such six-month period. In the event of your death or disability, upon provision to the Company of a signed general release of all claims against the Company and its affiliates in a form acceptable to the Company, you (or your estate) will receive the severance benefits described in this paragraph.
   ¡ Change in Control Benefits. If your employment by the Company is terminated by the Company without Cause, or if you voluntarily terminate your employment for Good Reason, or if you die or become disabled, in each case within the three (3) month period immediately prior to or the twelve (12) month period commencing on a Change in Control (as defined below), and if you provide the Company with a signed customary and reasonable general release of all claims against the Company and its affiliates in a form acceptable to the Company, then in lieu of the severance benefits described in the preceding paragraph, the Company shall provide you (or your estate) with continuation of your base salary for a period of twenty-four (24) months after your termination date at the rate in effect immediately prior to your termination of employment, less applicable withholdings, and payment of an amount equal to 200% of the lesser of (a) your prior year’s bonus and (b) your prior year’s target bonus, both payable in twenty-four (24) substantially equal installments pursuant to the Company’s normal and customary payroll procedures; provided, however, that for your first year of employment, your prior year’s bonus and your prior year’s target bonus shall both be deemed to be your first year’s target bonus; provided further, however, that to the extent required to comply with

Section 409A of the Code, if you are deemed to be a “specified employee” for purposes of Section 409A(a)(2)(B) of the Code, you agree that the installments due to you under this paragraph in connection with a termination of your employment that would otherwise have been payable at any time during the six-month period immediately following such termination of employment shall not be paid prior to, and shall instead be payable in a lump sum as soon as practicable following, the expiration of such six-month period. Finally, your then outstanding options shall immediately accelerate and become vested and exercisable for that number of shares subject thereto with respect to which such options would have become vested and exercisable over the succeeding twelve (12) month period based solely on the passage of time and your performance of services (i.e., you will receive twelve (12) month accelerated vesting on your time vesting options).
   ¡ Gross-Up Payment. Prior to the Company becoming listed on an established stock exchange or national market system, Kohlberg Kravis & Roberts Co., L.P. and Silver Lake Partners, LLC (the “Sponsors”) shall use commercially reasonable efforts to obtain shareholder approval for any payments that would otherwise result in an excise tax liability under Section 4999 of the Code following your timely, written request therefore. In the event the Company becomes listed on any established stock exchange or a national market system, the Board shall negotiate in good faith with you regarding whether to amend this Agreement to provide for a payment to offset any excise taxes imposed by Section 4999 of the Code.
   ¡ Termination By The Company With Cause Or Termination By You. If your employment by the Company is terminated by the Company with Cause, or if you voluntarily terminate your employment with the Company (other than for Good Reason), you shall not be entitled to any severance pay, severance benefits, or any compensation or benefits from the Company whatsoever, other than as required under applicable law.
   ¡ Definitions.
     • Cause. For purposes of this Agreement, “Cause” shall mean (A) your willful refusal to perform in any material respect your duties or responsibilities for the Company or its affiliates or willful disregard in any material respect of any financial or other budgetary limitations established in good faith by the Board; or (B) your material breach of any provision of this Agreement that is not cured upon ten (10) days notice thereof; or (C) the engaging by you in conduct that causes material and demonstrable injury, monetarily or otherwise, to the Company or any affiliates, including, but not limited to, misappropriation or conversion of assets of the Company or any affiliates (other than non-material assets); or (D) your engagement in an act of moral turpitude or conviction of or entry of a plea of nolo contendere to a felony.
     • Change in Control. For purposes of this Agreement, “Change in Control” shall mean (i) the sale of all or substantially all of the assets of the Company and its subsidiaries, taken as a whole to a person who is not an affiliate of the Company or the Sponsors; (ii) a sale by the Sponsors or any of their respective affiliates resulting in more than fifty percent (50%) of the voting shares of the Company being held by a person or related group of persons that does not include the Sponsors or any of their respective affiliates or (iii) a merger or consolidation of the Company into another person which is not an affiliate of the Company or the Sponsors, if and only if as a result of such merger or consolidation the Sponsors lose the ability to elect a majority of the Board (or the resulting entity).
     • Good Reason. For purposes of this Agreement, the term “Good Reason” shall mean any of the following: (A) a reduction in your base salary (other than as part of a broad salary reduction program instituted because the Company or its affiliates is in financial distress); (B) a substantial reduction in your duties and responsibilities; (C) the elimination or reduction of your eligibility to participate in the Company’s benefit programs that is inconsistent with the eligibility of executive employees of the Company to participate therein; (D) the Company informs you of its intention to transfer your primary workplace to a location that is more than 50 miles from your workplace as set forth herein; (E) the Company’s material breach of this Agreement that is not cured within sixty (60) days written notice thereof; and (F) any serious chronic mental or physical illness of a member of your family that requires you to terminate your employment because of substantial interference with your duties at the Company; provided, that at the Company’s request you shall provide the Company with a written physician’s statement confirming the existence of such mental or physical illness.
     • Entire Agreement. This Agreement and the documents referenced herein (including, without limitation, the equity-related documents) constitute the complete, final and exclusive embodiment of the entire agreement between you and the Company with respect to the terms and conditions of your employment specified herein. This Agreement supersedes any other such promises, warranties, representations or agreements. This Agreement may not be amended or modified except by a written instrument signed by you and an authorized representative of the Board.
     • Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of California without regard to the conflicts of law provisions thereof.
     • Dispute Resolution. To ensure the timely and economical resolution of disputes that arise in connection with your employment with the Company, you and the Company agree that any and all disputes, claims, or causes of action arising from or relating to the enforcement, breach, performance or interpretation of this Agreement, your employment, or the termination of your employment, shall be resolved to the fullest extent permitted by law by final, binding and confidential arbitration, by a single arbitrator, in Santa Clara County, California, conducted by Judicial Arbitration and Mediation Services, Inc. (“JAMS”) under the applicable JAMS employment rules. By agreeing to this arbitration procedure, both you and the Company waive the right to resolve any such dispute through a trial by jury or judge or administrative proceeding. The arbitrator shall: (a) have the authority to compel adequate discovery for the resolution of the dispute and to award such relief as would otherwise be permitted by law; and (b) issue a written arbitration decision, to include the arbitrator’s essential findings and conclusions and a statement of the award. The arbitrator shall be authorized to award any or all remedies that you or the Company would be entitled to seek in a court of law.

The Company shall pay all JAMS’ arbitration fees in excess of the amount of court fees that would be required if the dispute were decided in a court of law. Nothing in this Agreement is intended to prevent either you or the Company from obtaining injunctive relief in court to prevent irreparable harm pending the conclusion of any such arbitration. Notwithstanding the foregoing, you and the Company each have the right to resolve any issue or dispute over intellectual property rights by Court action instead of arbitration.
     As required by law, this Agreement is subject to satisfactory proof of your right to work in the United States. This Agreement and your employment by the Company are also conditioned on the Company completing, to its satisfaction, a review of your personal and/or business references as well as a background check.
     We are looking forward to a long and fruitful working relationship with you. If you choose to accept this Agreement under the terms described above, please acknowledge your acceptance of our offer by returning a signed copy of this letter to our attention.
Sincerely,
/s/ Adam Clammer

Adam Clammer
Kohlberg Kravis Roberts & Co.
/s/ Ken Hao

Ken Hao
Silver Lake Partners
Agreed and Accepted this 28 day of March, 2006
/s/ Hock E. Tan

Hock E. Tan